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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005
                        Commission File Number: 001-14148

                        ---------------------------------

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)

                        ---------------------------------

                                 3100 TD Centre
                               201 Portage Avenue
                               Winnipeg, Manitoba,
                                 Canada R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


             Form 20-F                           Form 40-F  |X|
                       ------                              ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):            .
                                                    ------------

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes                                      No   |X|
                 ------                                  ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number             Description
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1                  CanWest Global Communications Corp. Press Release
                   dated March 4, 2005.



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                                                                     Exhibit 1


                  [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]


                                  NEWS RELEASE
   For Immediate Release
   March 4, 2005

                           CANWEST APPOINTS NEW CHAIR

                David Drybrough named interim Chair of the Board,
                        replacing the Hon. Frank McKenna

WINNIPEG: CanWest Global Communications Corp. announced today the appointment of David Drybrough, F.C.A, as Interim Chair of its Board of Directors. Mr. Drybrough replaces the Hon. Frank McKenna, who has resigned his position to take up the post as Canada's Ambassador to the United States of America.

Mr. Drybrough is a Winnipeg native and was Chief Financial Officer of Gendis Inc., a public company, until December 2003. Mr. Drybrough retired as a partner in the accounting firm Coopers & Lybrand, now known as PricewaterhouseCoopers LLP in 1997. He has served on the CanWest Board since March 2003 and has been associated with the company for many years. He has served on the Company's Audit Committee since his appointment to the Board and will retain his position as Chair of that Committee.

Leonard Asper, CanWest's President and Chief Executive Officer, announced at the Company's recent Annual General Meeting of shareholders that one of the Company's current independent directors would be appointed Interim Chair. "David Drybrough brings to this role impeccable credentials and a deep understanding of our Company. We are pleased that he has agreed to take on this leadership role, pending a decision by the Board on a permanent appointment," commented Asper.

"I would also like to take a moment to re-iterate the comments made at the recent AGM, thanking Frank McKenna for six years of stellar service to CanWest, its Board of Directors, and its shareholders," added Asper. "His leadership through a extraordinary period of growth in the Company's history will be long remembered. We are a better Company today because of his service to the Board and his tenure as Chair."

Asper also noted that the CanWest Board of Directors will continue to seek independent directors to fill vacancies created by Ms. Jalynn Bennett, who decided not to stand for re-election at the Company's recent AGM, and the resignation of Mr. McKenna.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com) an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For more information contact: Geoffrey Elliot, Vice President, Corporate Affairs, Tel: (204) 956-2025, Fax: (204) 947-9841, gelliot@canwest.com


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CANWEST GLOBAL COMMUNICATIONS CORP.



Date: March 7, 2005                  By:   /s/ JOHN E. MAGUIRE
                                           -----------------------------------
                                           John E. Maguire
                                           Chief Financial Officer